SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
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NEW YORK, NY 10001
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TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com
May 20, 2024
BY EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3561

Attn:	Ms. Aisha Adegbuyi
Attorney Advisor

Re:	Bowhead Specialty Holdings Inc.
Amendment No. 2 to
Registration Statement on Form S-1
Filed on May 13, 2024
File No. 333-278653
Dear Ms. Adegbuyi:
On behalf of our client Bowhead Specialty Holdings Inc. (the “Company”), we hereby provide responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 16, 2024 (the “Comment Letter”) with respect to the above-referenced Amendment No. 2 to Registration Statement on Form S-1 filed on May 13, 2024.
Concurrently with the submission of this letter, the Company is filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), Amendment No. 3 to the above mentioned Registration Statement on Form S-1 (the “Amendment No. 3”).
The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Amendment No. 3. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Amendment No. 3.

Ms. Aisha Adegbuyi
Securities and Exchange Commission
May 20, 2024

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 62
1.We note your response to prior comment 2 and revised disclosure on page 64. You appear to have removed reference to other drivers previously noted, such as premium retention rates for existing business, the addition of new products, etc., while the revised discussion only addresses approximately half of the increase in gross written premiums experienced between the periods presented. Please revise your disclosures to also disclose and quantify any additional material drivers of period-over-period gross written premium increase. As it relates to the growth, quantify and disclose the growth attributed to each of your distribution channels. In this regard, we refer to your chart on page 86 disclosing that 33% and 67% of your gross written premiums are through Retail and Wholesale distribution channels, respectively, for the year ended December 31, 2023. Include similar updates to your discussion on page 61 for the three months ended March 31, 2024.
The Company revised the disclosure on pages 61 and 65 in response to the Staff’s comment.
Underwriting, page 140
2.We note your disclosure on page 141 that "[t]he underwriters have agreed to reimburse certain of our expenses in connection with the offering." Please revise this section to disclose the specific expenses that the underwriters have agreed to reimburse or advise.
The Company revised the disclosure on page 148 in response to the Staff’s comment.
* * * * *

Ms. Aisha Adegbuyi
Securities and Exchange Commission
May 20, 2024

Please contact me at (212) 735-2573 or Dwight.Yoo@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Dwight S. Yoo

cc:	Christian Windsor, Securities and Exchange Commission
Cara Lubit, Securities and Exchange Commission
Robert Klein, Securities and Exchange Commission
Stephen Sills, Chief Executive Officer, Bowhead Specialty Holdings Inc.
Brad Mulcahey, Chief Financial Officer, Bowhead Specialty Holdings Inc.
H. Matthew Crusey, General Counsel, Bowhead Specialty Holdings Inc.
Todd E. Freed, Skadden, Arps, Slate, Meagher & Flom LLP
Laura Kaufman Belkhayat, Skadden, Arps, Slate, Meagher & Flom LLP
Marc D. Jaffe, Latham & Watkins LLP
Erika L. Weinberg, Latham & Watkins LLP
Gary D. Boss, Latham & Watkins LLP